 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Alpha Metallurgical Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

020764106
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

Percy Rockdale LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		767,246*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

767,246*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

767,246*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%
12	TYPE OF REPORTING PERSON

OO

*Including 16,391 shares of Common Stock issuable upon the exercise of certain warrants.

2

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

	Rio Royal LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		17,300
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		17,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 1%
12	TYPE OF REPORTING PERSON

	OO

3

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

MG Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		18,974*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

18,974*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,974*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

PN

*Including 85 shares of Common Stock issuable upon the exercise of certain warrants.

4

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

	Continental General Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		590,449
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		590,449
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	590,449
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.2%
12	TYPE OF REPORTING PERSON

	CO

5

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

	Continental Insurance Group, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		590,449
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		590,449
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	590,449
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.2%
12	TYPE OF REPORTING PERSON

	CO

6

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

	Continental General Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		590,449
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		590,449
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	590,449
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.2%
12	TYPE OF REPORTING PERSON

	OO

7

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

Michael Gorzynski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,376,669*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

1,376,669*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,376,669*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5%
12	TYPE OF REPORTING PERSON

IN

*Including 16,476 shares of Common Stock issuable upon the exercise of certain warrants.

8

CUSIP No. 020764106

Item 1(a).	Name of Issuer:

Alpha Metallurgical Resources, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

340 Martin Luther King Jr. Blvd.

Bristol, Tennessee 37620

Item 2(a).	Name of Person Filing

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	Percy Rockdale LLC (“Percy Rockdale”),

•	Rio Royal LLC (“Rio Royal”),

•	MG Capital Management, Ltd. (“MG Capital Management”),

•	Continental General Insurance Company (“CGIC”),

•	Continental Insurance Group, Ltd. (“CIG”),

•	Continental General Holdings LLC (“CGH”), and

•	Michael Gorzynski (“Mr. Gorzynski”).

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal office for each of Percy Rockdale, Rio Royal and Mr. Gorzynski is 595 Madison Avenue, 29th Floor, New York, NY 10022. The principal business address of MG Capital Management is c/o Campbells LLP, Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands. The principal business address for each of CGIC, CIG and CGH is 11001 Lakeline Blvd., Ste. 120, Austin, TX 78717.

Item 2(c).	Citizenship

Each of Percy Rockdale, Rio Royal and CGH is a Michigan limited liability company. CIG is each a Delaware corporation. MG Capital Management is a Cayman Islands company limited by shares. CGIC is a Texas domiciled life and health insurance company. Mr. Gorzynski is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

020764106

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CUSIP No. 020764106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2021:

(i)	Percy Rockdale directly beneficially owned 767,246 shares of Common Stock (including 16,391 shares of Common Stock issuable upon the exercise of certain warrants).

(ii)	Rio Royal directly beneficially owned 17,300 shares of Common Stock.

(iii)	As the sole owner of Rio Royal, MG Capital Management may be deemed to beneficially own 18,974 shares of Common Stock, consisting of (i) 1,674 shares of Common Stock directly beneficially owned (including 85 shares of Common Stock issuable upon the exercise of certain warrants) and (ii) the 17,300 shares of Common Stock directly beneficially owned by Rio Royal.

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CUSIP No. 020764106

(iv)	CGIC directly beneficially owned 590,449 shares of Common Stock.

(v)	As the sole owner of CGIC, CIG may be deemed the beneficial owner of the 590,449 shares of Common Stock beneficially owned by CGIC.

(vi)	As the sole owner of CIG, CGH may be deemed the beneficial owner of the 590,449 shares of Common Stock beneficially owned by CGIC.

(vii)	As the sole Manager of Percy Rockdale, sole Director of MG Capital Management and as a manager and Executive Chairman of CGH, Mr. Gorzynski may be deemed to beneficially own 1,376,669 shares of Common Stock, consisting of (i) the 767,246 shares of Common Stock directly beneficially owned by Percy Rockdale (including 16,391 shares of Common Stock issuable upon the exercise of certain warrants), (ii) the 18,974 shares of Common Stock beneficially owned by MG Capital Management (including 85 shares of Common Stock issuable upon the exercise of certain warrants) and (iii) the 590,449 shares of Common Stock beneficially owned by CGH.

(b)	Percent of class:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 18,416,919 shares of Common Stock, which reflects the sum of (i) 18,400,443 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021, plus (ii) 16,476 shares of Common Stock issuable upon the exercise of certain warrants beneficially owned by Percy Rockdale and MG Capital Management.

As of December 31, 2021:

(i)	Percy Rockdale may be deemed to own approximately 4.2% of the outstanding shares of Common Stock ;

(ii)	Rio Royal may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock;

(iii)	MG Capital Management may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock;

(iv)	CGIC may be deemed to own approximately 3.2% of the outstanding shares of Common Stock;

(v)	CIG may be deemed to beneficially own approximately 3.2% of the outstanding shares of Common Stock;

(vi)	CGH may be deemed to beneficially own approximately 3.2% of the outstanding shares of Common Stock; and

(vii)	Mr. Gorzynski may be deemed to beneficially own approximately 7.5% of the outstanding shares of Common Stock.

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CUSIP No. 020764106

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Report Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following box [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on December 30, 2021.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

12

CUSIP No. 020764106

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 4, 2022

Percy Rockdale LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

Rio Royal LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

MG Capital Management Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Director

Continental General Insurance Company

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Chairman

Continental Insurance Group, Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	President

Continental General Holdings LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chair

/s/ Michael Gorzynski
Michael Gorzynski

13